Exhibit 99.1

Autohome Inc. Announces Unaudited First Quarter 2025 Financial Results

BEIJING, May 8, 2025 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months ended March 31, 2025.

First Quarter 2025 Highlights1

•	Net revenues in the first quarter of 2025 were RMB1,453.8 million (US$200.3 million), compared to RMB1,609.1 million in the corresponding period of 2024.

•

Net income attributable to Autohome in the first quarter of 2025 was RMB356.6 million (US$49.1 million), compared to RMB394.5 million in the corresponding period of 2024, while net income attributable to ordinary shareholders in the first quarter of 2025 was RMB340.5 million (US$46.9 million), compared to RMB379.8 million in the corresponding period of 2024.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in the first quarter of 2025 was RMB420.8 million (US$58.0 million), compared to RMB493.9 million in the corresponding period of 2024.

•	Share repurchase: As of May 2, 2025, the Company had repurchased 4,781,999 American depositary shares (“ADSs”) for a total cost of approximately US$128.0 million.

Mr. Song Yang, Chief Executive Officer of Autohome, stated, “In the first quarter, we made significant progress in strengthening our business foundation and driving the execution of our innovation initiatives. We effectively deployed AI technology across various business areas, most notably with the launch of the upgraded Autohome App in late March, featuring an AI smart assistant powered by DeepSeek and our proprietary big data resources. These features significantly enhance the user question-and-answer experience and improve user decision-making efficiency across the automotive vertical.”

“Our new retail network continues to steadily expand, with nearly 200 Autohome Space and satellite franchised stores now in operation. These stores offer local partners cutting-edge technological capabilities, premium offline resources, and robust ecosystem support. Looking forward, we will further enhance user value and capitalize on new growth opportunities, building a seamless online-to-offline ecosystem for services and deliver a more comprehensive and convenient one-stop solution for consumers and business partners alike.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For readers’ convenience, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.2567 on March 31, 2025 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “We delivered another solid quarter of operational and financial results. Our user base continues to expand, with March 2025 average mobile daily active users increasing by 10.8% year-over-year to 76.92 million, according to QuestMobile, primarily driven by category expansion and our ongoing investments in premium content. Revenue growth in our new energy vehicle business also outperformed the broader industry, supported by our robust new retail initiatives. We look forward to collaborating with our new partner and propelling Autohome into the next phase of growth.”

Unaudited First Quarter 2025 Financial Results

Net Revenues

Net revenues were RMB1,453.8 million (US$200.3 million) in the first quarter of 2025, compared to RMB1,609.1 million in the corresponding period of 2024.

•

Media services revenues were RMB242.2 million (US$33.4 million) in the first quarter of 2025, compared to RMB327.4 million in the corresponding period of 2024, primarily due to reduced advertising spending by internal combustion engine (“ICE”) automakers amid shrinking sales volumes in the ICE segment.

•	Leads generation services revenues were RMB645.1 million (US$88.9 million) in the first quarter of 2025, compared to RMB726.4 million in the corresponding period of 2024.

•	Online marketplace and others revenues were RMB566.5 million (US$78.1 million) in the first quarter of 2025, compared to RMB555.2 million in the corresponding period of 2024.

Cost of Revenues

Cost of revenues was RMB315.5 million (US$43.5 million) in the first quarter of 2025, compared to RMB300.9 million in the corresponding period of 2024. Share-based compensation expenses included in cost of revenues in the first quarter of 2025 were RMB2.4 million (US$0.3 million), compared to RMB0.9 million in the corresponding period of 2024.

Operating Expenses

Operating expenses were RMB948.8 million (US$130.7 million) in the first quarter of 2025, compared to RMB1,126.9 million in the corresponding period of 2024.

•

Sales and marketing expenses were RMB543.6 million (US$74.9 million) in the first quarter of 2025, compared to RMB641.3 million in the corresponding period of 2024, primarily due to a decrease in marketing and promotional expenses. Share-based compensation expenses included in sales and marketing expenses in the first quarter of 2025 were RMB12.3 million (US$1.7 million), compared to RMB12.8 million in the corresponding period of 2024.

•

General and administrative expenses were RMB131.0 million (US$18.1 million) in the first quarter of 2025, compared to RMB149.5 million in the corresponding period of 2024. Share-based compensation expenses included in general and administrative expenses in the first quarter of 2025 were RMB11.2 million (US$1.5 million), compared to RMB12.0 million in the corresponding period of 2024.

•

Product development expenses were RMB274.1 million (US$37.8 million) in the first quarter of 2025, compared to RMB336.1 million in the corresponding period of 2024, primarily due to a decrease in personnel-related expenses. Share-based compensation expenses included in product development expenses in the first quarter of 2025 were RMB19.6 million (US$2.7 million), compared to RMB22.6 million in the corresponding period of 2024.

Operating Profit

Operating profit was RMB233.4 million (US$32.2 million) in the first quarter of 2025, compared to RMB276.1 million in the corresponding period of 2024.

Income Tax Expense

Income tax expense was RMB56.3 million (US$7.8 million) in the first quarter of 2025, compared to an income tax expense of RMB68.4 million in the corresponding period of 2024.

Net Income attributable to Autohome

Net income attributable to Autohome was RMB356.6 million (US$49.1 million) in the first quarter of 2025, compared to RMB394.5 million in the corresponding period of 2024.

Net Income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB340.5 million (US$46.9 million) in the first quarter of 2025, compared to RMB379.8 million in the corresponding period of 2024. Basic and diluted earnings per share (“EPS”) were RMB0.72 (US$0.10) and RMB0.71 (US$0.10), respectively, in the first quarter of 2025, compared to basic and diluted EPS of RMB0.78 and RMB0.78, respectively, in the corresponding period of 2024. Basic and diluted earnings per ADS were RMB2.86 (US$0.39) and RMB2.85 (US$0.39), respectively, in the first quarter of 2025, compared to basic and diluted earnings per ADS of RMB3.14 and RMB3.13, respectively, in the corresponding period of 2024.

Adjusted Net Income attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB420.8 million (US$58.0 million) in the first quarter of 2025, compared to RMB493.9 million in the corresponding period of 2024. Non-GAAP basic and diluted EPS were RMB0.88 (US$0.12) and RMB0.88 (US$0.12), respectively, in the first quarter of 2025, compared to non-GAAP basic and diluted EPS of RMB1.02 and RMB1.02, respectively, in the corresponding period of 2024. Non-GAAP basic and diluted earnings per ADS were RMB3.54 (US$0.49) and RMB3.52 (US$0.49), respectively, in the first quarter of 2025, compared to non-GAAP basic and diluted earnings per ADS of RMB4.08 and RMB4.07, respectively, in the corresponding period of 2024.

Balance Sheet and Cash Flow

As of March 31, 2025, the Company had cash and cash equivalents and short-term investments of RMB21.93 billion (US$3.02 billion). Net cash provided by operating activities in the first quarter of 2025 was RMB134.7 million (US$18.6 million).

Employees

The Company had 4,345 employees as of March 31, 2025, including 1,299 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Thursday, May 8, 2025 (8:00 p.m. Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register-conf.media-server.com/register/BI29659c4e82a24979ba0e64eb6aad011d

Please use the conference access information to join the call 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and loss/(gain) pickup of equity method investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Autohome Inc.

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net revenues:
Media services	327,431	242,179	33,373
Leads generation services	726,423	645,143	88,903
Online marketplace and others	555,211	566,496	78,065

Total net revenues	1,609,065	1,453,818	200,341
Cost of revenues	(300,892)	(315,520)	(43,480)

Gross profit	1,308,173	1,138,298	156,861

Operating expenses:
Sales and marketing expenses	(641,276)	(543,639)	(74,915)
General and administrative expenses	(149,545)	(131,023)	(18,055)
Product development expenses	(336,067)	(274,141)	(37,778)

Total operating expenses	(1,126,888)	(948,803)	(130,748)

Other operating income, net	94,793	43,860	6,044
Operating profit	276,078	233,355	32,157

Interest and investment income, net	219,974	177,071	24,401
Share of results of equity method investments	(49,133)	(11,636)	(1,603)

Income before income taxes	446,919	398,790	54,955
Income tax expense	(68,401)	(56,329)	(7,762)

Net income	378,518	342,461	47,193
Net loss attributable to noncontrolling interests	15,981	14,174	1,953

Net income attributable to Autohome	394,499	356,635	49,146
Accretion of mezzanine equity	(41,671)	(45,654)	(6,291)
Accretion attributable to noncontrolling interests	26,948	29,469	4,061

Net income attributable to ordinary shareholders	379,776	340,450	46,916

Earnings per share attributable to ordinary shareholders
Basic	0.78	0.72	0.10
Diluted	0.78	0.71	0.10
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	3.14	2.86	0.39
Diluted	3.13	2.85	0.39
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	484,278,900	475,483,227	475,483,227
Diluted	485,253,760	478,030,619	478,030,619

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net income attributable to Autohome	394,499	356,635	49,146
Plus: income tax expense	69,742	57,669	7,947
Plus: depreciation of property and equipment	33,534	27,370	3,772
Plus: amortization of intangible assets	9,650	9,621	1,326

EBITDA	507,425	451,295	62,191

Plus: share-based compensation expenses	48,307	45,490	6,269

Adjusted EBITDA	555,732	496,785	68,460

Net income attributable to Autohome	394,499	356,635	49,146
Plus: amortization of intangible assets resulting from business acquisition	9,583	9,583	1,321
Plus: share-based compensation expenses	48,307	45,490	6,269
Plus: Loss on equity method investments, net	49,133	11,636	1,603
Plus: tax effects of the adjustments	(7,594)	(2,574)	(355)

Adjusted net income attributable to Autohome	493,928	420,770	57,984

Net income attributable to Autohome	394,499	356,635	49,146
Net margin	24.5%	24.5%	24.5%
Adjusted net income attributable to Autohome	493,928	420,770	57,984
Adjusted net margin	30.7%	28.9%	28.9%
Non-GAAP earnings per share
Basic	1.02	0.88	0.12
Diluted	1.02	0.88	0.12
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	4.08	3.54	0.49
Diluted	4.07	3.52	0.49
Weighted average shares used to compute non-GAAP earnings per share:
Basic	484,278,900	475,483,227	475,483,227
Diluted	485,253,760	478,030,619	478,030,619

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of March 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,693,597	2,157,997	297,380
Restricted cash	88,515	106,086	14,619
Short-term investments	21,621,992	19,773,374	2,724,844
Accounts receivable, net	1,358,849	1,579,851	217,709
Amounts due from related parties, current	63,957	65,855	9,075
Prepaid expenses and other current assets	336,941	308,481	42,510

Total current assets	25,163,851	23,991,644	3,306,137

Non-current assets
Restricted cash, non-current	5,000	5,000	689
Property and equipment, net	204,049	186,432	25,691
Goodwill and intangible assets, net	4,069,637	4,051,081	558,254
Long-term investments	339,247	327,611	45,146
Deferred tax assets	308,246	308,246	42,477
Amounts due from related parties, non-current	3,521	5,419	747
Other non-current assets	128,074	136,141	18,761

Total non-current assets	5,057,774	5,019,930	691,765

Total assets	30,221,625	29,011,574	3,997,902

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,931,869	2,233,599	307,799
Advance from customers	106,276	104,550	14,407
Deferred revenue	276,894	690,524	95,157
Income tax payable	185,976	177,422	24,449
Amounts due to related parties	38,250	50,470	6,955
Dividends payable	990,529	—	—

Total current liabilities	4,529,794	3,256,565	448,767

Non-current liabilities
Other liabilities	23,103	35,102	4,837
Deferred tax liabilities	468,078	465,300	64,120

Total non-current liabilities	491,181	500,402	68,957

Total liabilities	5,020,975	3,756,967	517,724

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,931,529	1,977,183	272,463

EQUITY
Total Autohome shareholders’ equity	23,951,737	24,003,691	3,307,797
Noncontrolling interests	(682,616)	(726,267)	(100,082)

Total equity	23,269,121	23,277,424	3,207,715

Total liabilities, mezzanine equity and equity	30,221,625	29,011,574	3,997,902